82-781

CSK

04 JAN 13 AM 7:21

CSK CORPORATION
CSK Aoyama Bldg.,
2-26-1, Minami-Aoyama,
Minato-ku, Shinjuku-ku, Tokyo,
107-0062 JAPAN
URL: http://www.csk.co.jp

Dec 25, 2003

The U.S. Securities and Exchange Commission
450 Fifth Street, N.W.
Room 3099
Office of International Corporate Finance
Mail Stop 3-7
Washington, D.C. 20549

[redacted]

04012104

PROCESSED
JAN 21 2004
THOMSON FINANCIAL

SUPPL

Dear Sir/Madam,

As per Rule 12g3-2(b), we are sending CSK's recent announcements and Semi-annual report as follows:

- CSK revises consolidated and Non-consolidated interim forecasts
- CSK announces transfer of shares in SEGA CORPORATION
- Semiannual report 2003

If you have any questions, do not hesitate to contact our IR department, ir_sp@cii.csk.co.jp.

Best Regards,

Satoko Ono

Satoko Ono
Public Relations Office IR Section
CSK CORPORATION

TEL: +81-3-6438-3051
FAX: +81-3-6438-3054
E-Mail: ir_sp@cii.csk.co.jp
URL: http://www.csk.co.jp

CSK CORPORATION

# CSK Announces transfer of shares in SEGA CORPORATION

**TOKYO, December 8, 2003** – At a meeting on December 8, 2003, the board of directors of CSK CORPORATION ("CSK") agreed to transfer 39,148,600 shares held in SEGA CORPORATION to Sammy Corporation. This agreement follows ongoing consideration by CSK with regard to management of its holding of SEGA CORPORATION shares.

## 1. Outline of SEGA CORPORATION

| | | | | |
|---|---|---|---|---|
| (1) | Company name | SEGA CORPORATION | | |
| (2) | Representative | Mr. Hisao Oguchi, President and Representative Director | | |
| (3) | Headquarters | 1-2-12 Haneda, Ohta-ku, Tokyo | | |
| (4) | Established | June 3, 1960 | | |
| (5) | Main business | Comprehensive consumer product, amusement machine sales, and amusement center operations | | |
| (6) | Number of employees | 851 (as of March 31, 2003) | | |
| (7) | Capital | ¥127,582 million (as of March 31, 2003) | | |
| (8) | Number of shares outstanding | 174,945,690 (as of March 31, 2003) | | |
| (9) | Principal shareholders and percentage held (as of March 31, 2003) | Shareholder | Shares (1,000 shares) | Percentage |
| | | CSK | 39,148 | 22.4% |
| | | SEGA CORPORATION | 19,904 | 11.4% |
| | | Bank of New York for Goldman Sachs International (Equity) | 6,289 | 3.6% |
| | | Japan Securities Finance Co., Ltd. | 4,751 | 2.7% |
| | | O.S. Capital | 3,384 | 1.9% |
| (10) | Recent performance | Year ended March 31, 2002 | Year ended March 31, 2003 | |
| | Net sales | ¥206,334 million | ¥197,223 million | |
| | Operating income | ¥12,471 million | ¥7,783 million | |
| | Net income (loss) | (¥17,829 million) | ¥3,054 million | |
| (11) | Relationship with CSK | | | |
| | Capital relationship | CSK holds 22.4% of shares outstanding | | |
| | Management personnel | One representative director is also a representative director of CSK; one representative director is also an employee of CSK; one auditor is also a consultant to CSK | | |
| | Transactions | Provision of IT services operations, other. | | |

**2. Outline of Sammy Corporation**

| | | |
|---|---|---|
| (1) | Company name | Sammy Corporation |
| (2) | Representative | Mr. Hajime Satomi, President and Chief Executive Officer |
| (3) | Headquarters | 2-23-2 Higashi Ikebukuro, Toshima-ku, Tokyo |
| (4) | Established | November 1, 1975 |
| (5) | Main business | ■ Development, manufacture, and marketing of pachinko, pachislot, arranged-ball, and jankyu machines, and related equipment<br>■ Manufacture and marketing of electronic game machines; development and marketing of home video game software<br>■ Marketing, leasing, and importing and exporting of game equipment |
| (6) | Number of employees | 884 (as of March 31, 2003) |
| (7) | Capital | ¥8,017 million (as of March 31, 2003) |
| (8) | Number of shares outstanding | 53,521,400 (as of March 31, 2003) |

**3. Outline of transaction**

| | | |
|---|---|---|
| 1. | Number of shares held prior to transaction | 39,148,688 (22.4%) |
| 2. | Number of shares to be transferred (Transaction sum) | 39,148,600(¥45,334 million) |
| 3. | Number of shares held post transaction* | 88 (0.0%) |

* The remaining 88 shares will be sold soon after the main transaction, after which, the number of shares held will be zero.

**4. Schedule**

December 8, 2003: Signing of share transfer agreement with Sammy Corporation

**5. Effect on business results for year ending March 31, 2004**

Completion of this transaction will result in SEGA CORPORATION being removed from the section of CSK's consolidated accounts for affiliated companies accounted for by the equity method. Extraordinary income of ¥19.1 billion will be recorded at the parent level and ¥17.0 billion at the consolidated level, both excluding transaction costs.

Any impact on full year forecasts will be announced as soon as practicable after confirmation of the figures and consideration of other relevant factors.

===Ends===

CSK CORPORATION

# CSK Revises Consolidated and Non-Consolidated Interim Forecasts

**TOKYO, November 6, 2003** - CSK CORPORATION ("CSK") today issued revised consolidated and non-consolidated interim forecasts for the financial year ending March 31, 2004. Details of the revised forecasts are as follows, along with the previous forecasts issued on May 20, 2003.

## 1. Revised earnings forecasts for the interim period ended September 30, 2003

(1) Consolidated forecasts *(¥ million)*

| | Net sales | Ordinary income | Net income |
|---|---|---|---|
| Previous (A) | 170,000 | 8,500 | 2,000 |
| **Revised (B)** | **170,000** | **12,000** | **3,000** |
| Change (B) - (A) | -- | 3,500 | 1,000 |
| Change in percent | -- | 41.2% | 50.0% |
| Interim period ended September 30, 2002 | 165,709 | 7,625 | 1,007 |

(2) Non-consolidated forecasts *(¥ million)*

| | Net sales | Ordinary income | Net income |
|---|---|---|---|
| Previous (A) | 60,500 | 4,000 | 2,000 |
| **Revised (B)** | **62,800** | **4,200** | **2,400** |
| Change (B) - (A) | 2,300 | 200 | 400 |
| Change in percent | 3.8% | 5.0% | 20.0% |
| Interim period ended September 30, 2002 | 58,383 | 3,620 | 2,610 |

## 2. Reasons for revision of forecasts and comparison with previous interim period

### (1) Consolidated forecasts

#### A) Reason for revision

The main reasons for the revised forecasts are as follows.

- □ Performance at consolidated subsidiaries including ServiceWare Corporation, CSK Communications Corporation, ISAO CORPORATION, and QUO CARD CO., LTD. has been stronger than was anticipated at the beginning of the period.
- □ CSK FINANCE CO., LTD., which supports for the efficient use of Group management

resources and capital, has contributed strongly to Group performance as financial services operations make steady progress.

- □ Sales of amusement machines and game software have been strong at equity-accounted affiliate SEGA CORPORATION, resulting in Group non-operating income exceeding forecasts at the beginning of the period.

**B) Comparison with previous interim period actual results**

**Consolidated** *(¥ million)*

| | Net sales | Ordinary income | Net income |
|---|---|---|---|
| Previous (A)<br>Interim period ended September 30, 2002 | 165,709 | 7,625 | 1,007 |
| **Revised current interim forecast (B)** | **170,000** | **12,000** | **3,000** |
| Change (B) - (A) | 4,291 | 4,375 | 1,993 |
| Change in percent | 2.6% | 57.4% | 197.9% |

The main factors contributing to the improvement of the current interim forecast over the actual results from the previous interim period are as follows.

- □ Subsidiaries such as verification services company VeriServe Corporation and BPO company CSK Communication Corporation have performed well, and results are expected to exceed the previous interim period. In addition, performance has been steady in the finance service operations of CSK FINANCE CO., LTD., with a substantial improvement in results.
- □ Other Group companies have produced steady improvement in performance over the previous interim period, as a result of Group wide initiatives to improve the management structure, sales capabilities, and efficiency of each subsidiary.
- □ Equity-accounted affiliate SEGA CORPORATION has, along with other improvements, turned around losses in its game software division, resulting in Group non-operating income improving substantially over the previous interim period.

**(2) Non-consolidated forecasts**

**A) Reason for revision**

The main reasons for the revised non-consolidated interim forecasts are as follows.

- □ With capital expenditure on IT recovering, computer equipment sales have exceeded forecasts at the beginning of the period.

- Ordinary income and net income for the period have been positively impacted by the sale of investment securities to optimize the balance sheet and higher non-operating income from an increase in dividends received, and have exceeded forecasts at the beginning of the period.

**B) Comparison with previous interim period actual results**

**Non-consolidated** *(¥ million)*

| | **Net sales** | **Ordinary income** | **Net income** |
|---|---|---|---|
| Previous (A)<br>Interim period ended September 30, 2002 | 58,383 | 3,620 | 2,610 |
| **Revised current interim forecast (B)** | **62,800** | **4,200** | **2,400** |
| Change (B) - (A) | 4,417 | 580 | (210) |
| Change in percent | 7.6% | 16.0% | (8.0%) |

The main factors contributing to the change of the current interim forecast over the actual results from the previous interim period are as follows.

- Net sales and ordinary income have benefited by a recovery in capital expenditure on IT and a positive trend in orders for computer equipment. Non-operating income was lifted by the sale of investment securities, and measures to reduce non-operating expenses have also contributed to increased revenue and profit.
- The downward revision of net income for the period primarily relates to the fact that corporate income tax liabilities in the previous interim period were low, and the tax burden in the interim period to September 30, 2003 is relatively high.

### (3) Full year forecasts

Although improved consolidated and non-consolidated performance has resulted in revised forecasts for the interim period, the scope for improvement on the full year forecasts issued on May 20, 2003 is not considered to be great. Therefore there are no changes to full year forecasts.

CSK

# SEMIANNUAL REPORT 2003

For the six months ended 30th September, 2003 (Unaudited)

# Consolidated Financial Highlights (Unaudited)

CSK CORPORATION and Consolidated Subsidiaries

For the six months ended 30th September, 2002 and 2003

| | millions of yen | | thousands of U.S.dollars (Note) |
|---|---|---|---|
| | 2002 | 2003 | 2003 |
| Net sales | ¥165,709 | ¥170,410 | $1,531,775 |
| Operating income | 9,688 | 10,709 | 96,261 |
| Income before income taxes and minority interests | 5,558 | 9,240 | 83,056 |
| Net income | 1,008 | 3,073 | 27,626 |
| | | | |
| Total assets | 322,568 | 344,893 | 3,100,158 |
| Total shareholders' equity | 86,866 | 102,105 | 917,795 |
| Interest-bearing debt | 103,126 | 115,483 | 1,038,047 |
| | yen | | U.S.dollars |
| Per share information: | | | |
| Net income per share | ¥13.69 | ¥41.02 | $0.37 |
| Cash dividends | – | 6.00 | 0.05 |

Note: U.S.dollar amounts are translated from yen, for convenience only at the rate of ¥111.25=U.S.$1.

## CONTENTS

# To Our Shareholders

## Operating Results

**(1) Overview of operations**

The business environment in Japan for the interim period under review began in the deflationary downturn present at the end of the previous period, but from the end of May onwards there were signs of improvement in parts of the economy, with a recovery in the stock market, an increasing trend in capital investment, improving employment and salary figures, and stronger performance at large companies. Negative factors such as the declining trend in public works and the low level of consumer spending remained, however, and there was continued uncertainty about the future. As such, the economy can be viewed as having been in a transitional period, moving toward economic recovery.

Against a backdrop of solid underlying demand for IT services, certain parts of the manufacturing sector began to increase IT investment. The general operating environment for the IT industry remains tough, however, as other sectors of the economy continue to defer IT investment in the face of a continuing deflationary trend.

**(2) Overview of consolidated results**

In an environment of increasing cost sensitivity from customers and severe pricing pressure from competitors, we anticipated the weakness in our core Systems Integration (SI) segment, and took steps to ameliorate the poor business outlook by pursuing further progress in reforming the revenue structure of our IT service businesses.

As a result, in the interim period under review we were able to expand our IT-based Business Process Outsourcing (BPO) operations, and increase net sales, operating income, ordinary income, and interim net income. With increased revenue and income, CSK Group produced record profitability at every level.

Under our themes of offering *Lifetime Full Support* and *continuously contributing to the productivity of customers through unparalleled IT expertise*, we took steps to differentiate our core business areas through the following initiatives during the interim period under review.

<u>Differentiating core business operations</u>

*A. Focusing management resources to expand strategic business areas*

a. Upgrading of BPO Development Division
- Integrating strategic planning function of former Contact Center Promotion Division into the BPO development division
- Placing Contact Center Development team in the Financial Systems Division and the Industry Systems Division
  — Integrating key functions of strategic business areas, and positioning under CSK for access to the largest customer base.

b. Reorganized IT Outsourcing Development Division
- Integrated CSK Network Systems Corporation IT outsourcing sales division into CSK's sales force
  — Developed an IT outsourcing service that combines the on-site outsourcing model of CSK with the facility-based remote services model of CSK Network Systems Corporation.

*B. Reorganizing internal operation*

a. Improving efficiency of operational divisions
- Creation of planning office for establishment of Systems Management Services company
  - Consolidation of systems management services that are currently duplicated and spread out within the Group
  - Currently at the detailed planning stage for planned establishment within the current financial year
- Establishment of Remote Development Promotion Department
  - Hub function to link systems development operations for large urban areas with regional development companies
  - Strengthening of administration and support systems for regional development company

- Reform of business partner procurement operations
  - Systemization of revised procurement operations
  - Simultaneous reorganization of new operational flow based on reallocation of management resources

b. Improving efficiency of back office divisions
- Creation of planning office for establishment of Business Services company
  - Separation of current internal business service center into stand alone company
  - Accelerate improvement of business efficiency by commercializing business support services functions
  - Currently at the detailed planning stage for planned establishment within the current financial year
- — Creation of foundation for the BPO service model of the future; first servicing CSK, then the Group and beyond.
- Establishment of centralized back office department
  - Concentrate back office staff from each operating division of CSK and optimize workforce placement

**Three-year trends in consolidated interim results** (billions of yen)



Net sales
Operating income
Net income (loss)
ASCII, CSK Electronics: 43.36
200.08
165.71
170.41
5.18
9.69
10.71
(4.98)
1.01
3.07
Sep. 2001
Sep. 2002
Sep. 2003


**Interim sales and operating revenue increased ¥4.70 billion (2.8%) year on year to ¥170.41 billion**

1. At the parent company, the recovering trend in IT investment supported higher orders for computer equipment, and revenue increased ¥4.46 billion year on year.
2. Sales increased at a number of subsidiaries: at NextCom K.K., network construction project sales and equipment sales to the communications industry and internet providers were strong; at BPO-related subsidiaries such as CSK Communications Corporation (CCO), demand increased from computer hardware makers and the financial industry; and verification service operations produced good results at VeriServe Corporation.
3. Revenue decreased at Japan Future Information Technology & Systems Co., Ltd. (JFITS) and at JIEC Co., Ltd.: although underlying demand remains strong from the financial and securities industries, projects are taking longer to reach the approval stage and as a result there was a decline in orders secured.
4. At CSK Network Systems Corporation (CSK-Net), new project wins were not sufficient to compensate for existing contract cancellations, and revenue decreased by ¥2.51 billion. However, as part of measures to strengthen network and systems management operations, an IT Outsourcing Development Division was created within CSK on 1st September, 2003 with the aim of expanding business through joint sales and marketing activities.

**Interim operating income increased ¥1.02 billion (10.5%) year on year to ¥10.71 billion**

1. At the parent company operating income decreased ¥0.70 billion, due to a decrease in systems development sales and a temporary increase Group shared infrastructure costs.
2. Operating income at JFITS decreased ¥0.80 billion, due to factors such as depressed sales, increased pitching costs for potential projects, and after sales service costs.
3. Operating income at CSK-Net decreased ¥0.81 billion year on year, due to lower sales
4. At BPO-related subsidiaries such as CCO and VeriServe Corporation, operating income increased on the back of higher revenue.
5. At ISAO CORPORATION, the rigorous review of network and other costs undertaken in the second half of the previous financial year bore fruit, and income increased. At CSK FINANCE CO., LTD. performance showed steady improvement following initiatives to improve its management structure. In addition, measures were taken as part of Group management reforms to improve the management structure, sales capabilities, and operating efficiency of each consolidated subsidiary, with the result that performance showed consistent improvement over the previous comparable period.

**Net income for the interim period increased ¥2.07 billion (205.0%) year on year to ¥3.07 billion**

Net income was boosted by other income, lower other expenses, income from minority interests in subsidiaries, and lower income tax.

**(i) Results by Business Segment**

**• Computer services**

Sales and operating revenue declined 2.8%, to ¥108.44 billion, and operating income decreased 10.2%, to ¥7.87 billion. Results in some areas showed steady improvement, driven by higher demand at BPO-related subsidiaries such as CCO from computer hardware makers and the financial sector, and increased orders for verification services at VeriServe Corporation, but sales at other consolidated subsidiaries were affected by a decrease in systems integration projects from the financial and securities related sectors, and by other factors such as contract cancellations by existing customers for network related operations. An initiative is underway to expand orders in IT outsourcing and BPO-related businesses and improve performance in this segment, through the establishment of a Group wide joint sales structure.

**• Computer and other product sales**

Sales and operating revenue increased 21.2%, to ¥34.27 billion, while operating income increased 8.4%, to ¥1.19 billion. Amidst improving corporate capital expenditure, results benefited from factors such as higher IT equipment sales, and higher sales of network equipment to communications operators.

**• Prepaid card sales**

This business is operated by consolidated subsidiary QUO CARD Co., Ltd. Sales and operating revenue during the period grew 0.5% to ¥26.50 billion, and operating income increased 17.4% to ¥0.46 billion. The main factor behind this improvement was increased sales of high margin prepaid gift cards, as a result of heightened marketing activities since last year.

**• Others**

Sales and operating revenue in other businesses increased 165.1% to ¥2.43 billion, and operating income of ¥1.22 billion was recorded, compared to an operating loss in the previous interim period of ¥0.52 billion. The Others category includes the financial services operations of CSK FINANCE CO., LTD. and the intelligent buildings rental operations of CSK.

### (ii) Financial Position

**• Assets**

Total assets decreased ¥0.27 billion to ¥344.89 billion.

Current assets increased overall, because although accounts receivable were lower, other current assets increased (including the transfer of financial service assets that were recorded under Investments and other assets at the end of the previous period). Marketable securities increased (short term management of cash on hand), and did inventory assets (mainly work in progress).

Tangible fixed assets increased ¥5.63 billion, mainly in relation to the acquisition of the new Aoyama office.

Other assets decreased ¥17.78 billion, mainly because of the collection of deferred income taxes and transfers to current assets, the transfer of financial services assets to current assets, and a reduction of the allowance for doubtful accounts.

**• Liabilities**

Total liabilities decreased ¥5.04 billion to ¥209.40 billion.

Current liabilities were lower, principally owing to the repayment of short-term bank loans, the redemption of commercial paper, and a reduction in accounts payable. Long-term liabilities increased, mainly due to the issuance of corporate bonds and convertible bonds.

**• Shareholders' equity**

Total shareholders' equity increased ¥14.23 billion to ¥102.10 billion.

Capital surplus decreased ¥42.33 billion to ¥35.07 billion; although new share issues accompanying share swaps had an increasing effect, other factors such as dividend payments, losses on disposal of treasury stock, and the transfer of ¥44.90 billion to retained earnings resulted in an overall decrease.

Retained earnings increased ¥47.94 billion to ¥3.65 billion, primarily due to the interim net income of ¥3.07 billion and the transfer of ¥44.90 billion from the capital surplus.

The increase in unrealized gains on securities was due to a recovery in the stock market, and the reduction in treasury stock was due to a share swap.

### (iii) Cash Flows

**• Cash flows from operating activities**

Net cash provided by operating activities during the interim period under review increased ¥3.43 billion to ¥7.29 billion, compared with a total of ¥3.87 billion in the previous corresponding period. This was due primarily to the ¥3.68 billion increase in income before income taxes and minority interests.

**• Cash flows from investing activities**

Net cash used in investing activities was ¥5.47 billion, ¥3.65 billion less than the ¥9.12 billion net cash used in investing activities in the previous interim period. This was mainly because of factors such as a reduction in the purchase of Japanese Government Bonds for the prepaid card operation trust fund pool, and Distribution from investments in anonymous associations, although expenditure on tangible assets such as those related to the acquisition of the Aoyama office increased.

**• Cash flows from financing activities**

Net cash provided by financing activities in the interim period was ¥0.95 billion, a change of ¥5.73 billion from the ¥4.78 billion used in the previous period. This was primarily because of the adoption of new funding procurement method as part of new financial initiatives, along with revenue of ¥40.91 billion from bond issues, and a reduction of ¥33.92 billion in debt repayments.

As a result of these factors, cash and cash equivalents at the end of the interim period amounted to ¥48.41 billion, ¥2.79 billion more than at 31st March, 2003.

Recent trends in cash flow-related indices are as follows.

| | FY ended 31st March, 2002 | FY ended 31st March, 2003 | Interim period ended 30th September, 2002 | Interim period ended 30th September, 2003 |
|---|---|---|---|---|
| Equity ratio (%) | 28.0 | 25.5 | 26.9 | 29.6 |
| Equity ratio based on market price (%) | 76.5 | 39.0 | 88.1 | 83.4 |
| Debt service coverage (years) | 11.9 | 5.7 | – | – |
| Interest coverage ratio (times) | 4.7 | 18.5 | 6.9 | 15.3 |

Notes:
1. Equity ratio = Total shareholders' equity/total assets
2. Equity ratio based on market price = Market capitalization/total assets
3. Debt service coverage = Interest-bearing debt/operating cash flow
4. Interest coverage ratio = Operating cash flow/interest paid
* All indices are calculated from consolidated financial results figures.
* Cash flow is Net cash provided by Operating Activities from the consolidated statements of cash flows.
* Interest-bearing debt is the interest-bearing portion of liabilities recorded on the consolidated balance sheet.
* Market capitalization = Market price on last trading day of September 2003 x total shares outstanding at end of period (excluding treasury stock)
* Debt service coverage (years) for the interim periods are not recorded, as they cannot be calculated from half year operating cash flow.

**(iv) Full Year Forecasts (Consolidated)**

Although there are signs that the economy will pickup in the second half of the year, the actual amount of IT investment undertaken is likely to vary by sector, and a full scale economic recovery is likely to still be some way off.

Under such circumstances, we plan to speed up our provision of integrated systems integration, systems management, and BPO services through initiatives such as the reorganization of the IT Outsourcing Development Division and strengthening the structure of the BPO Development Division. We will also be making preparations for the establishment of a systems management services company in order to concentrate functions and improve the efficiency of our systems management service, and plan to undertake other measures, such as improving alliances with regional development companies and reforming back office operations to improve price competitiveness.

There is no change to the full year forecasts issued on 20th May, 2003, which were as follows:

(billions of yen)

| | Sales and operating revenue | Net income |
|---|---|---|
| Forecast for fiscal year ending 31st March, 2004 | 380.0 | 11.0 |

**(3) Non-consolidated results**

Sales and operating income for the parent company CSK CORPORATION during the interim period year ended 30th September, 2003 increased ¥4.46 billion (7.6%) over the previous interim period to ¥62.85 billion, operating income decreased ¥0.70 billion (15.8%) to ¥3.72 billion, and net income for the interim period decreased ¥0.12 billion (4.6%) to ¥2.49 billion.

The increase in sales and operating income was the result of a recovering trend in IT investment leading to higher orders for computer equipment. The decrease in operating income was due to a decrease in systems development sales and a temporary increase Group shared infrastructure costs.

Factors contributing to the increase in income before income taxes included improved Group internal funding efficiency arising from the introduction of CMS, a reduction in employee retirement benefit expenses, and an improvement in the appraisal value of financial assets.

The reduction in net income relates mainly to the fact that corporate income tax liabilities in the previous interim period were low, and the tax burden in the interim period to 30th September, 2003 was relatively high.

There is no change to the full year non-consolidated forecasts issued on 20th May, 2003, which were as follows:

(billions of yen)

| | Sales and operating revenue | Net income |
|---|---|---|
| Forecast for fiscal year ending 31st March, 2004 | 135.0 | 5.0 |

## Management Policies

**(1) Fundamental Management Policy**

Since CSK's inception, operations have been guided by the founding spirit that *provision of service is our ultimate corporate mission*. CSK has consistently focused on offering services that maximize benefits for customers. This entails drawing on sophisticated technologies to supply timely services that meet customers' needs.

CSK and all members of the CSK Group pursue a basic management strategy of bringing together the technology, human resources and corporate cultures developed through the years to go beyond conventional information services. The goal is to offer a full line of efficient and user-friendly IT services for the 21st century's highly networked society.

CSK regards meeting the expectations of shareholders as one of its most important corporate responsibilities. While responding flexibly to a changing economic and social environment, we aim to contribute to the success of our customers, serve the communities in which we operate, and work together for the mutual benefit of employees and the company. As such, the CSK's management philosophy places priority on three precepts: *To be sensitive to changes and respond flexibly to them*; *To fulfill our social mission*; and *To connect our corporate objectives with those of individual employees*.

**(2) Basic Policy for Allocation of Earnings**

CSK views the distribution of earnings to shareholders as an important management responsibility, and has had a long-term policy of paying stable dividends. CSK intends to continue to adhere to this policy of stable dividend payments, aiming to meet the expectations of shareholders while taking particular consideration of the Group's financial position and allocating profits at a level that appropriately reflects corporate value.

Stock option schemes implemented by CSK for directors, executive officers and employees of CSK and its subsidiaries are offered as part of management's determination to align corporate and individual goals and increase corporate value.

**(3) Share Trading Unit**

CSK recognizes that lowering the minimum share trading unit can be an effective means of strengthening market performance by increasing accessibility to investors. The Company believes that the existing minimum trading unit is appropriate in the current transaction environment, but will review the situation as necessary in response to equity market trends and other changes that may occur in the distribution and liquidity of CSK shares.

**(4) Management Targets**

The CSK Group aims to continuously grow its operations and increase corporate value by providing customers with full-line services for *Lifetime Full Support*. To this end, management is working to increase operating income, operating margin, and operating cash flow over the medium and long term, as these indicators reflect the earning power and productivity of the Company.

**(5) Basic Medium- and Long-Term Strategy**

**Group vision: Lifetime Full Support**

*Continuously contributing to the productivity of customers through unparalleled IT expertise*

As the adoption and advance of IT services has continued, the role of IT services has grown beyond enhancing back office efficiency and business productivity to include supporting companies' core businesses as they interact with customers and business partners alike. In line with this rapidly developing environment our customers' needs have also changed, and we find that they now require:

1. Optimization of systems throughout their lifetimes
2. Seamless support for everything from systems development through to BPO
3. Optimal Total Cost of Ownership (TCO – total costs over a system's lifetime, including maintenance and operating costs.)

Within this new environment CSK is offering *Lifetime Full Support* by drawing on the fundamental strengths of CSK Group to *continuously contribute to the productivity of customers through unparalleled IT expertise*. As outlined in previous documents, we define the core strengths of the CSK as being

1. The ability of Group companies to provide "full-line services".
2. Our strong customer base built upon sustained service confidence.
3. Outstanding project management capabilities, and superior customer service supported by the excellent technical and operational knowledge of our staff.

### (6) Our Tasks Ahead

Although an improving trend has become apparent in the business environment for the IT industry, price competition is likely to remain severe, and restoring profitability has become a major issue.

The CSK Group has been involved in IT related businesses, starting with systems management, since its foundation, but rather than the simple sourcing and delivery of products and services, we have focused on providing our customers with the more intangible services that help them increase productivity, convenience, and stability. We consider that the customer trust, broad experience, human resources and project management expertise we have accumulated through this process, largely intangible as it is, to be the Group's most important management resource.

By making maximum use of this intangible asset to *continuously contribute to the productivity of customers through unparalleled IT expertise*, we seek to further differentiate CSK from other companies and maximize CSK Group corporate value.

### (7) Approach to Corporate Governance and Related Initiatives

#### 1. Fundamental Stance on Corporate Governance

CSK recognizes the importance of sound corporate governance both at the Group level and at individual companies basis. As part of our efforts to strengthen corporate governance introduced an executive officer system on 1st June, 2003. In addition, at the annual general meeting (AGM) of 26th June, 2003 and at the subsequent board meeting, the following corporate management changes were implemented.

- i. The functions of decision making and overseeing, and of implementation were separated, and authorities and responsibilities were clarified, with the board of directors, led by the chairman of the board, retaining responsibility for decision making and overseeing the implementation of Group management strategies, and executive officers, led by the executive president, assuming responsibility for the execution of policies.
- ii. The number of directors was reduced from a maximum of 30 to a maximum of 10, with the aim of streamlining and reinvigorating board activity.
- iii. The term of appointment of each director was reduced to one year from the previous two years, with the aim of forming a management structure that can more readily respond to changes in the operating environment.
- iv. A structure was introduced whereby directors are assigned with responsibility for the management and overseeing of core Group companies.
- v. The number of external directors was increased from one person to two.
- vi. The contract between the Company and executive officers were introduced in the form of a delegated authority for a period of one year.
- vii. Auditing was strengthened through the introduction of two full-time auditors, including one external auditor.
- viii. The retirement bonus system for directors was effectively discontinued as of the end of the AGM.

## 2. Outline of Corporate Governance System

i. Management System and the Role of External Directors

Following the changes outlined in the previous section, CSK currently has seven directors, of which two are external directors, and four auditors, of which three are external auditors.

ii. Board of Directors and Overseeing

CSK Board meetings are generally held once a month, although extraordinary meetings are also held as required. Important management issues are raised and discussed at these board meetings, which are also attended by our auditors. Through these board meetings and through the attendance of auditors at board meetings the operational execution of directors is subject to proper supervision.

CSK has a system of meetings that enables issues raised at board meetings to be thoroughly discussed and debated. We also help ensure that the business is effectively managed by holding regular meetings attended by the head of each department where important management issues are discussed.

Issues regarding the management of the overall Group are discussed at regular meetings attended by a representative from each company in the CSK Group. Sales and results meetings are also held on principle every month, attended by the directors responsible for each Group company. In addition, separate exploratory meetings are held as necessary, and we hold regular meetings for managers responsible for sales, human resources, administration, public relations, information systems, accounting and other areas for each of the Group companies.

iii. Internal Controls

CSK's auditing department systematically audits every business division in order to ensure that effective internal controls are in place and that these controls are actually implemented. The results of these audits are reported to senior management.

When a business division is audited, areas that require improvement are notified and instructions are given for any changes required. Regular post-audit monitoring of these changes helps ensure the effectiveness of the audit process.

Looking at auditing across the Group, the auditing division of each Group company conducts audits, with auditors from CSK also examining subsidiary companies as required. We also hold regular Group auditing meetings with the aim of exchanging information and increasing the effectiveness of our auditing procedures.

We have introduced three codes covering matters of conduct and ethics, namely 'CSK's Principle of Business Conducts', 'CSK's Code of Conduct for Directors, Officers and Employees' and 'CSK's Code of Conduct for Directors, Officers and Employees Guide Book'. These outline, with specific examples, how CSK executives and employees are expected to conduct themselves at the workplace, and are another method in which we are actively endeavoring to maintain a high standard of conduct throughout our organization.

CSK's 'Confidential Information Management Committee' aims to protect the interests of the company, our clients and individuals in relation to confidential information. This committee formulates security policy and regulations for each area of operations, and enforces the implementation and adoption of security measures.

The 'Insider Trading Prevention Committee' is required to give approval before an executive or employee can trade in the shares of the CSK, CSK Group companies, or client companies. The role of this committee is to educate people on this issue and to eliminate potential problems before they arise.

iv. Lawyers, Accountants and Other Third Parties

CSK consults external lawyers and closely examines serious legal and compliance matters whenever necessary. Similarly, when important accounting matters arise, we discuss and examine the issues with independent accountants in addition to our usual auditing.

## 3. Personnel, Capital, and Transaction Relationships with External Directors and Auditors

The external directors and auditors of CSK bring business experience from outside of CSK, and are a source of direct, timely advice on management decisions from a third party point of view.

**4. Activities in the Past 12 Months**

In the past year CSK has conducted extensive examinations both internally and externally regarding corporate governance relating to revisions to the commercial code of Japan and Group-wide management issues. As a result of this, a number of reforms have been implemented, including the above-mentioned introduction of an executive officer system in June, a reduction in the number of directors, and an increase in the number of external directors. We intend to continue with efforts to increase the transparency and efficiency of our management systems, and to further strengthen and enhance our system of corporate governance.

**(8) Business Relationships with Outside Affiliates**

CSK works to build and maintain appropriate relationships with transaction partners. These business relationships may extend to the provision of personnel, capital, and technical resources, provided always that the rights and interests of CSK's outside shareholders and creditors are protected. Moreover, while lawfully protecting the rights and interests of third parties, CSK sets appropriate transaction prices with the aim of maximizing Group corporate value.

CSK Group offers a broad range of business services covering systems development through to BPO, and based on the establishment and maintenance of sound and economically efficient business relationships with outside affiliates is endeavoring to increase the value of the Group.

**Masahiro Aozono**
Chairman and Chief Executive Officer

# Consolidated Balance Sheets (Unaudited)

CSK CORPORATION and Consolidated Subsidiaries
As of 30th September, 2002 and 2003

| | millions of yen | | thousands of U.S. dollars (Note 1(1)) |
|---|---|---|---|
| **ASSETS** | 2002 | **2003** | **2003** |
| Current assets: | | | |
| Cash (Note 2) | ¥ 46,507 | **¥ 43,455** | **$ 390,608** |
| Notes and accounts receivable | 56,931 | **54,871** | **493,219** |
| Marketable securities (Notes 2 and 3) | 15,002 | **15,986** | **143,692** |
| Venture capital investments | 4,104 | **4,784** | **43,006** |
| Inventories | 11,234 | **11,208** | **100,747** |
| Other current assets | 28,410 | **34,085** | **306,380** |
| Allowance for doubtful accounts | (255) | **(322)** | **(2,890)** |
| Total current assets | 161,933 | **164,067** | **1,474,762** |
| Property and equipment, net of accumulated depreciation (Note 4) | 39,029 | **43,306** | **389,264** |
| Deferred charges and intangible assets | 8,182 | **16,505** | **148,362** |
| Investments and other assets: | | | |
| Investments in securities (Note 3) | 32,125 | **29,610** | **266,159** |
| Investments in unconsolidated subsidiaries and affiliates | 38,542 | **35,058** | **315,126** |
| Long-term loans | 872 | **1,775** | **15,954** |
| Investments in partnerships | 8,202 | **1,998** | **17,955** |
| Deferred income taxes | 23,394 | **37,784** | **339,633** |
| Other assets | 12,020 | **16,019** | **143,986** |
| Allowance for doubtful accounts | (1,731) | **(1,229)** | **(11,043)** |
| Total investments and other assets | 113,424 | **121,015** | **1,087,770** |
| Total assets | ¥322,568 | **¥344,893** | **$3,100,158** |

The accompanying notes are an integral part of these statements.

| LIABILITIES AND SHAREHOLDERS' EQUITY | millions of yen 2002 | millions of yen 2003 | thousands of U.S. dollars (Note 1(1)) 2003 |
|---|---|---|---|
| Current liabilities: | | | |
| Accounts payable | ¥ 26,667 | ¥ 24,195 | $ 217,487 |
| Short-term bank loans payable | 68,391 | 32,443 | 291,620 |
| Current portion of corporate bonds payable | – | 4,810 | 43,236 |
| Commercial paper | 7,000 | - | - |
| Accrued income taxes | 2,228 | 2,058 | 18,494 |
| Unearned revenue | 26,176 | 28,668 | 257,690 |
| Accrued bonuses to employees | 5,984 | 5,372 | 48,284 |
| Allowance for relocation loss | – | 165 | 1,485 |
| Allowance for losses on liquidation of investments in subsidiaries | – | 684 | 6,152 |
| Other current liabilities | 16,974 | 17,818 | 160,165 |
| Total current liabilities | 153,420 | 116,213 | 1,044,613 |
| Long-term liabilities: | | | |
| Corporate bonds payable | 6,510 | 41,700 | 374,831 |
| Convertible bonds payable | – | 23,000 | 206,742 |
| Long-term bank loans payable | 21,225 | 13,530 | 121,618 |
| Accrued employees' retirement benefits | 7,164 | 8,578 | 77,109 |
| Accrued directors' retirement benefits | 295 | 476 | 4,276 |
| Other long-term liabilities | 4,947 | 5,900 | 53,030 |
| Total long-term liabilities | 40,141 | 93,184 | 837,606 |
| Minority interests | 42,141 | 33,391 | 300,144 |
| Commitments and contingencies (Note 6) | | | |
| Shareholders' equity: | | | |
| Common stock | | | |
| Authorized: 298,000,000 shares at 30th September, 2002 and 2003, respectively | | | |
| Issued: 74,703,064 and 76,489,811 shares at 30th September, 2002 and 2003, respectively | 69,034 | 69,051 | 620,684 |
| Capital surplus | 78,800 | 35,069 | 315,223 |
| Retained earnings (Accumulated deficit) | (53,298) | 3,654 | 32,848 |
| Adjustment on revaluation of land | (2,344) | (1,582) | (14,219) |
| Unrealized gains (losses) on securities | (224) | 1,179 | 10,594 |
| Foreign currency translation adjustments | (2,323) | (2,525) | (22,696) |
| Treasury stock, at cost | (2,779) | (2,741) | (24,639) |
| Total shareholders' equity | 86,866 | 102,105 | 917,795 |
| Total liabilities and shareholders' equity | ¥322,568 | ¥344,893 | $3,100,158 |

# **Consolidated Statements of Operations** (Unaudited)

CSK CORPORATION and Consolidated Subsidiaries
For the six months ended 30th September, 2002 and 2003

| | millions of yen | | thousands of U.S. dollars (Note 1(1)) |
|---|---|---|---|
| | 2002 | 2003 | 2003 |
| Sales and operating revenue | ¥165,709 | ¥170,410 | $1,531,775 |
| Operating costs | 135,591 | 138,185 | 1,242,116 |
| Selling, general and administrative expenses | 20,430 | 21,516 | 193,398 |
| Operating income | 9,688 | 10,709 | 96,261 |
| Other income (expenses): | | | |
| Interest and dividends income | 310 | 402 | 3,613 |
| Interest expenses | (559) | (477) | (4,282) |
| Gain on sales of investments in securities | 3,267 | 930 | 8,357 |
| Loss on write-down of investments in securities | (4,763) | (245) | (2,202) |
| Dilution gain | 424 | 0 | 0 |
| Equity in net gains (losses) of unconsolidated subsidiaries and affiliates | (1,890) | 1,145 | 10,290 |
| Provision for allowance for losses on liquidation of investments in subsidiaries | – | (684) | (6,152) |
| Loss on counterfeit of prepaid cards | – | (477) | (4,283) |
| Others, net | (919) | (2,063) | (18,546) |
| Income before income taxes and minority interests | 5,558 | 9,240 | 83,056 |
| Income taxes: | | | |
| Current | 2,797 | 3,259 | 29,292 |
| Deferred | 23 | 1,237 | 11,123 |
| | 2,820 | 4,496 | 40,415 |
| Income before minority interests | 2,738 | 4,744 | 42,641 |
| Minority interests in subsidiaries | (1,730) | (1,671) | (15,015) |
| Net income | ¥ 1,008 | ¥ 3,073 | $ 27,626 |

| | yen | | U.S. dollars (Note 1(1)) |
|---|---|---|---|
| Per share information: | | | |
| Basic earnings per share | ¥13.69 | ¥41.02 | $0.37 |
| Cash dividends | ¥ – | ¥ 6.00 | $0.05 |

The accompanying notes are an integral part of these statements.

# Consolidated Statements of Shareholders' Equity (Unaudited)

CSK CORPORATION and Consolidated Subsidiaries
For the fiscal year 2003, ended 31st March and six months ended 30th September, 2003

| | millions of yen | | | | | | | |
|---|---|---|---|---|---|---|---|---|
| | Common stock | Capital surplus | Retained earnings (Accumulated deficit) | Adjustment on revaluation of land | Unrealized gains (losses) on securities | Foreign currency translation adjustments | Treasury stock, at cost | Total |
| Balance as of 31st March, 2002 | ¥69,029 | ¥78,795 | ¥(49,128) | ¥(2,110) | ¥346 | ¥(2,125) | ¥(8) | ¥94,799 |
| Decrease due to adoption of Financial Accounting Standard Exposure No.1 "Accounting Standard for Treasury Stock and Reduction of Legal Reserves" (Note 1(1)) | | | (4,713) | | | | | (4,713) |
| Exercise of stock options | 5 | 5 | | | | | | 10 |
| Loss on disposition of treasury stock | | (1,398) | | | | | | (1,398) |
| Net income | | | 10,782 | | | | | 10,782 |
| Increase due to changes in subsidiaries and affiliates | | | 25 | | | | | 25 |
| Adjustment on revaluation of land | | | (762) | 528 | | | | (234) |
| Foreign currency translation adjustments | | | | | | (396) | | (396) |
| Unrealized losses on securities | | | | | (658) | | | (658) |
| Cash dividends | | | (448) | | | | | (448) |
| Directors' and corporate auditors' bonuses | | | (42) | | | | | (42) |
| Purchase of treasury stock, net | | | | | | | (9,855) | (9,855) |
| Balance as of 31st March, 2003 | ¥69,034 | ¥77,402 | ¥(44,286) | ¥(1,582) | ¥(312) | ¥(2,521) | ¥(9,863) | ¥87,872 |
| Issuance of common stock for share exchange | | 4,492 | | | | | | 4,492 |
| Exercise of stock options | 17 | 17 | | | | | | 34 |
| Cash dividends | | (852) | | | | | | (852) |
| Loss on disposition of treasury stock | | (1,090) | | | | | | (1,090) |
| Transfers to retained earnings from capital surplus | | (44,900) | 44,900 | | | | | - |
| Net income | | | 3,073 | | | | | 3,073 |
| Foreign currency translation adjustments | | | | | | (4) | | (4) |
| Unrealized gains on securities | | | | | 1,491 | | | 1,491 |
| Directors' and corporate auditors' bonuses | | | (33) | | | | | (33) |
| Purchase of treasury stock, net | | | | | | | 7,122 | 7,122 |
| **Balance as of 30th September, 2003** | **¥69,051** | **¥35,069** | **¥3,654** | **¥(1,582)** | **¥1,179** | **¥(2,525)** | **¥(2,741)** | **¥102,105** |

| | thousands of U.S. dollars (Note 1(1)) | | | | | | | |
|---|---|---|---|---|---|---|---|---|
| | Common stock | Capital surplus | Retained earnings (Accumulated deficit) | Adjustment on revaluation of land | Unrealized gains (losses) on securities | Foreign currency translation adjustments | Treasury stock, at cost | Total |
| Balance as of 31st March, 2003 | $620,532 | $695,749 | $(398,079) | $(14,219) | $(2,805) | $(22,659) | $(88,662) | $789,857 |
| Issuance of common stock for share exchange | | 40,373 | | | | | | 40,373 |
| Exercise of stock options | 152 | 152 | | | | | | 304 |
| Cash dividends | | (7,658) | | | | | | (7,658) |
| Loss on disposition of treasury stock | | (9,794) | | | | | | (9,794) |
| Transfers to retained earnings from capital surplus | | (403,599) | 403,599 | | | | | - |
| Net income | | | 27,626 | | | | | 27,626 |
| Foreign currency translation adjustments | | | | | | (37) | | (37) |
| Unrealized gains on securities | | | | | 13,399 | | | 13,399 |
| Directors' and corporate auditors' bonuses | | | (298) | | | | | (298) |
| Purchase of treasury stock, net | | | | | | | 64,023 | 64,023 |
| **Balance as of 30th September, 2003** | **$620,684** | **$315,223** | **$32,848** | **$(14,219)** | **$10,594** | **$(22,696)** | **$(24,639)** | **$917,795** |

# Consolidated Statements of Cash Flows (Unaudited)

CSK CORPORATION and Consolidated Subsidiaries
For the six months ended 30th September, 2002 and 2003

| | millions of yen | | thousands of U.S. dollars (Note 1(1)) |
|---|---|---|---|
| | 2002 | 2003 | 2003 |
| Cash flows from operating activities: | | | |
| Income before income taxes and minority interests | ¥5,558 | ¥9,240 | $83,056 |
| Adjustments for — | | | |
| Depreciation | 2,516 | 2,972 | 26,719 |
| Amortization of goodwill | 513 | 579 | 5,204 |
| Increase (Decrease) in allowances | (268) | 1,372 | 12,336 |
| Interest and dividend income | (310) | (402) | (3,613) |
| Interest expenses | 559 | 477 | 4,282 |
| Equity in net losses (gains) of unconsolidated subsidiaries and affiliates | 1,890 | (1,145) | (10,290) |
| Dilution gain | (424) | (0) | (0) |
| Loss (Gain) on sales of investment in securities | (2,998) | (929) | (8,352) |
| Loss on write-down of investments in securities | 4,763 | 245 | 2,202 |
| Decrease (Increase) in accounts receivable | 7,122 | 11,540 | 103,728 |
| Decrease (Increase) in inventories | (3,350) | (1,620) | (14,564) |
| Decrease (Increase) in venture capital investments | (700) | (197) | (1,767) |
| Increase (Decrease) in accounts payable | (3,401) | (7,438) | (66,862) |
| Others | (5,578) | (3,391) | (30,479) |
| Subtotal | 5,892 | 11,303 | 101,600 |
| Interest and dividends income received | 295 | 250 | 2,242 |
| Interest expenses paid | (549) | (669) | (6,010) |
| Income taxes paid | (1,770) | (3,591) | (32,276) |
| Net cash provided by operating activities | 3,868 | 7,293 | 65,556 |
| Cash flows from investing activities: | | | |
| Increase (Decrease) in time deposit, net | 1,938 | (211) | (1,897) |
| Net proceeds from sales and purchases of marketable securities | 336 | 630 | 5,661 |
| Purchase of property and equipment | (6,326) | (8,935) | (80,314) |
| Purchase of intangible assets | (771) | (1,140) | (10,245) |
| Purchase of investments in securities | (10,094) | (4,642) | (41,723) |
| Proceeds from sales of investments in securities | 5,440 | 4,447 | 39,974 |
| Increase in long-term loans receivable | (394) | (836) | (7,511) |
| Decrease in long-term loans receivable | 86 | 53 | 472 |
| Investments in partnerships | (61) | (75) | (678) |
| Distribution from investment partnerships | 596 | 121 | 1,083 |
| Distribution from investments in anonymous associations | – | 4,529 | 40,710 |
| Others | 126 | 588 | 5,289 |
| Net cash used in investing activities | (9,124) | (5,471) | (49,179) |

The accompanying notes are an integral part of these statements.

| | millions of yen | | thousands of U.S. dollars (Note 1(1)) |
|---|---|---|---|
| | 2002 | 2003 | 2003 |
| Cash flows from financing activities: | | | |
| Increase (Decrease) in short-term bank loans, net | (798) | (35,286) | (317,175) |
| Repayment of long-term debt | (5,196) | (4,626) | (41,581) |
| Proceeds from issuance of corporate bonds | 1,700 | 42,611 | 383,022 |
| Issuance of common stock | 352 | 138 | 1,241 |
| Purchase of treasury stock | (8) | (588) | (5,290) |
| Cash dividends paid | (837) | (1,246) | (11,201) |
| Others | 10 | (51) | (461) |
| Net cash provided (used) by financing activities | (4,777) | 952 | 8,555 |
| Effect of exchange rate changes on cash and cash equivalents | 1 | 14 | 129 |
| Net increase (decrease) in cash and cash equivalents | (10,032) | 2,788 | 25,061 |
| Cash and cash equivalents, at beginning | 63,182 | 45,624 | 410,103 |
| Cash and cash equivalents of initially consolidated subsidiaries, at beginning | 48 | - | - |
| Cash and cash equivalents, at end (Notes 2) | ¥53,198 | ¥48,412 | $435,164 |

### 1. Significant Accounting Policies;

**(1) Basis of presenting consolidated financial statements**

The accompanying consolidated financial statements of CSK CORPORATION (the "Company") and Consolidated Subsidiaries (collectively, the "Group") are an English version of those, which have been prepared in accordance with accounting principles and practices generally accepted in Japan, which are different in certain respects as to application and disclosure requirements from International Accounting Standards. The accompanying consolidated financial statements should be read in conjunction with the financial statements and related notes included in the annual report of the Company for the year ended 31st March, 2003 (2003 Annual Report), because these financial statements were prepared on the basis of the consolidated financial statements and in accordance with the significant accounting policies included in the Company's 2003 Annual Report, applied in a consistent manner.

The amounts presented in the consolidated financial statements are rounded to the nearest million yen. The rate of ¥111.25 = US$1.00, the rate of exchange on 30th September, 2003, has been used in translation. The U.S. dollar amounts in the accompanying consolidated financial statements are included solely for convenience of readers outside Japan. The inclusion of such amounts is not intended to imply that Japanese yen has been or could be readily converted, realized or settled into U.S. dollars at that rate or any other rate.

Certain amounts in the accompanying consolidated financial statements from prior years have been reclassified to conform to the current year presentation.

**(2) Consolidation and investments in affiliates**

The accompanying consolidated financial statements include the accounts of the Company and its subsidiaries under its control.

CSK Network Systems Corporation, NextCom K.K., ServiceWare Corporation and other 19 subsidiaries were consolidated for the six months ended 30th September, 2003. BELLSYSTEM 24, INC. was consolidated for the six months ended 31st August, 2003. Two overseas subsidiaries were consolidated for the six months ended 30th June, 2003.

Investment in SEGA CORPORATION was accounted for under the equity method.

CSK VENTURE CAPITAL CO., LTD. has been consolidated since this fiscal year (On 1st May, 2003, CSK VENTURE CAPITAL CO., LTD. changed its corporate name to CSK FINANCE CO., LTD., simultaneously divested a part of its business and established CSK VENTURE CAPITAL CO., LTD. ).

CSK FINANCE CO., LTD. and ServiceWare Corporation are consolidated based on their consolidated financial statements.

**(3) Accounting for treasury stocks and reduction of legal reserves**

Effective 1st April, 2002, Financial Accounting Standard Exposure No.1 "Accounting Standard for Treasury Stock and Reduction of Legal Reserves" was adopted by the Company and its subsidiaries. Adopting the new accounting standard meant that, compared to calculations under the previous standard, income before income taxes and minority interests, and net income increased by ¥142 million, investments in securities decreased by ¥7,863 million, minority interests decreased by ¥4 million, accumulated deficit decreased by ¥4,570 million, adjustment on revaluation of land increased by ¥266 million, unrealized gains on securities increased by ¥15 million, foreign currency translation adjustments increased by ¥244 million, and treasury stock, at cost increased by ¥2,764 million. These changes primarily reflect the influence of treasury stock of SEGA CORPORATION and the Company owned by SEGA CORPORATION.

According to revision of regulations for interim consolidated financial statements, the interim consolidated financial statements as of September 2002 were prepared in accordance with the revised regulations for interim consolidated financial statements.

## 2. Consolidated Statements of Cash Flows

For the purpose of the consolidated statements of cash flows, "Cash and cash equivalents" consists of cash on hands, demand deposits, and certain investments with original maturity of three months or less with virtually no risk of loss of value.

"Cash" as of 30th September, 2002 and 2003 on the consolidated balance sheets and "Cash and cash equivalents" at 30th September, 2002 and 2003 on the consolidated statements of cash flows are reconciled as follows:

| | millions of yen | | thousands of U.S. dollars (Note 1(1)) |
|---|---|---|---|
| | 2002 | 2003 | 2003 |
| Cash | ¥ 46,507 | ¥ 43,455 | $ 390,608 |
| Marketable securities | 15,002 | 15,986 | 143,693 |
| Less: Time deposits with original maturities of more than three months or those submitted as collateral for loans | (198) | (368) | (3,308) |
| Less: Equity securities and other marketable securities with original maturities of more than three months | (8,113) | (10,661) | (95,829) |
| Cash and cash equivalents | ¥ 53,198 | ¥ 48,412 | $ 435,164 |

## 3. Marketable Securities and Investments in Securities

The amortized cost and market value of held-to-maturity bonds that are publicly traded as of 30th September, 2003 were ¥18,372 million and ¥ 18,353 million, respectively.

The acquisition cost and market value of available-for-sale securities that are publicly traded as of 30th September, 2003 were ¥13,011 million and ¥15,306 million, respectively.

## 4. Property and Equipment

Property and equipment as of 30th September, 2002 and 2003 consisted of the following:

| | millions of yen | | thousands of U.S. dollars (Note 1(1)) |
|---|---|---|---|
| | 2002 | 2003 | 2003 |
| Buildings and structures | ¥ 27,351 | ¥ 36,724 | $ 330,098 |
| Others | 24,135 | 18,415 | 165,531 |
| | 51,486 | 55,139 | 495,629 |
| Less: Accumulated depreciation | (27,462) | (27,430) | (246,564) |
| | 24,024 | 27,709 | 249,065 |
| Land | 15,005 | 15,597 | 140,199 |
| | ¥ 39,029 | ¥ 43,306 | $ 389,264 |

## 5. Segment Information

The Group operates principally in four segments: computer services, computer and other product sales, prepaid card sales, and others.

| Segment | Major products and services |
|---|---|
| Computer services | Systems development, systems management, facilities management and other related services |
| Computer and other product sales | Computer and other product sales and information technology related engineering |
| Prepaid card sales | Issuance and settlement of prepaid cards, development and sales of card systems |
| Others | Investment in venture companies, investment in anonymous associations, rental of "intelligent" buildings, rental of computer and related products |

Investment in anonymous associations of CSK FINANCE CO., LTD. has been added to others since current interim period.

The segment information of the Group for the six months ended 30th September, 2002 and 2003 classified by segment is presented below:

millions of yen

| | For the six months ended 30th September, 2002 | | | | | | |
|---|---|---|---|---|---|---|---|
| | Computer services | Computer and other product sales | Prepaid card sales | Others | Total | Elimination and corporate | Consolidated total |
| Sales and operating revenue: | | | | | | | |
| Outside customers | ¥111,213 | ¥ 27,523 | ¥ 26,358 | ¥ 615 | ¥165,709 | ¥ – | ¥165,709 |
| Inter-segment sales/transfers | 303 | 748 | 7 | 302 | 1,360 | (1,360) | – |
| Total | 111,516 | 28,271 | 26,365 | 917 | 167,069 | (1,360) | 165,709 |
| Costs and expenses | 102,759 | 27,176 | 25,977 | 1,432 | 157,344 | (1,323) | 156,021 |
| Operating income (loss) | ¥ 8,757 | ¥ 1,095 | ¥ 388 | ¥ (515) | ¥ 9,725 | ¥ (37) | ¥ 9,688 |

millions of yen

| | For the six months ended 30th September, 2003 | | | | | | |
|---|---|---|---|---|---|---|---|
| | Computer services | Computer and other product sales | Prepaid card sales | Others | Total | Elimination and corporate | Consolidated total |
| Sales and operating revenue: | | | | | | | |
| Outside customers | ¥108,117 | ¥ 33,745 | ¥ 26,498 | ¥ 2,050 | ¥170,410 | ¥ – | ¥170,410 |
| Inter-segment sales/transfers | 324 | 527 | 4 | 382 | 1,237 | (1,237) | – |
| Total | 108,441 | 34,272 | 26,502 | 2,432 | 171,647 | (1,237) | 170,410 |
| Costs and expenses | 100,576 | 33,085 | 26,047 | 1,215 | 160,923 | (1,222) | 159,701 |
| Operating income | ¥ 7,865 | ¥ 1,187 | ¥ 455 | ¥ 1,217 | ¥ 10,724 | ¥ (15) | ¥ 10,709 |

| | thousands of U.S. dollars (Note 1(1)) | | | | | | |
|---|---|---|---|---|---|---|---|
| | For the six months ended 30th September, 2003 | | | | | | |
| | Computer services | Computer and other product sales | Prepaid card sales | Others | Total | Elimination and corporate | Consolidated total |
| Sales and operating revenue: | | | | | | | |
| Outside customers | $ 971,840 | $ 303,322 | $ 238,190 | $ 18,423 | $1,531,775 | $ – | $1,531,775 |
| Inter-segment sales/transfers | 2,906 | 4,741 | 37 | 3,431 | 11,115 | (11,115) | – |
| Total | 974,746 | 308,063 | 238,227 | 21,854 | 1,542,890 | (11,115) | 1,531,775 |
| Costs and expenses | 904,051 | 297,391 | 234,134 | 10,917 | 1,446,493 | (10,979) | 1,435,514 |
| Operating income | $ 70,695 | $ 10,672 | $ 4,093 | $ 10,937 | $ 96,397 | $ (136) | $ 96,261 |

Segment information for geographic locations is omitted for the six months ended 30th September, 2002 and 2003 since total sales for the "Japan" segment exceeded 90 percent of total sales in each period. Information regarding overseas sales is omitted for the six months ended 30th September, 2002 and 2003 since total overseas sales was less than 10 percent of consolidated total sales in each period.

## 6. Subsequent Events

**Share transfer**

As part of a policy of concentrating management resources in core businesses, at a board meeting on 8th December, 2003 it was decided to transfer shares held in SEGA CORPORATION, an affiliated company accounted for by the equity method, to SAMMY CORPORATION. Based on the contract agreed at that meeting, the transfer was completed as follows on 11th December, 2003.

1. Outline of share transfer

| | |
|---|---|
| Number of shares | 39,148,600 |
| Transaction sum | ¥45.3 billion |
| Gain on transfer | About ¥17.0 billion Gain on sales of investments in securities* |
| Holding remaining after transfer | 0.0% |

*Gain on transfer does not include expenses associated with the transaction

2. Outline of SEGA CORPORATION (as of 30th September, 2003)

| | |
|---|---|
| Company name | SEGA CORPORATION |
| Headquarters | 1-2-12 Haneda, Ohta-ku, Tokyo |
| Main business | Comprehensive business of consumer product, amusement machine sales, and amusement center operations |
| Capital | ¥127.583 billion |
| Number of shares outstanding | 174,945,690 |

Note: There is no significant commercial relationship between the Company and SEGA CORPORATION.

## **Non-Consolidated Balance Sheets** (Unaudited)

CSK CORPORATION
As of 30th September, 2002 and 2003

| | millions of yen | | thousands of U.S. dollars (Note 1(1)) |
|---|---|---|---|
| **ASSETS** | 2002 | 2003 | 2003 |
| Current assets: | | | |
| Cash | ¥ 11,170 | ¥ 12,732 | $ 114,443 |
| Notes and accounts receivable | 20,504 | 23,884 | 214,684 |
| Inventories | 4,992 | 5,617 | 50,491 |
| Short-term loans to subsidiaries and affiliates | 11,135 | 13,335 | 119,865 |
| Other current assets | 12,431 | 11,106 | 99,832 |
| Allowance for doubtful accounts | (521) | (73) | (656) |
| Total current assets | 59,711 | 66,601 | 598,659 |
| Property and equipment, net of accumulated depreciation | 23,457 | 29,387 | 264,149 |
| Deferred charges and intangible assets | 659 | 11,060 | 99,418 |
| Investments and other assets: | | | |
| Investments in securities | 9,289 | 6,503 | 58,457 |
| Investments in subsidiaries and affiliates | 138,680 | 88,072 | 791,655 |
| Investments in partnerships | 7,037 | 1,085 | 9,751 |
| Long-term loans to subsidiaries and affiliates | 829 | 2,829 | 25,430 |
| Deferred income taxes | 17,833 | 30,983 | 278,502 |
| Fixed leasehold deposits | 3,506 | 6,331 | 56,908 |
| Other assets | 1,247 | 2,187 | 19,656 |
| Allowance for doubtful accounts | (176) | (2,119) | (19,042) |
| Total investments and other assets | 178,245 | 135,871 | 1,221,317 |
| Total assets | ¥262,072 | ¥242,919 | $2,183,543 |

| LIABILITIES AND SHAREHOLDERS' EQUITY | millions of yen 2002 | millions of yen 2003 | thousands of U.S. dollars (Note 1(1)) 2003 |
|---|---|---|---|
| Current liabilities: | | | |
| Accounts payable | ¥ 10,326 | ¥ 12,201 | $ 109,670 |
| Short-term bank loans payable | 58,964 | 17,828 | 160,252 |
| Commercial paper | 7,000 | - | - |
| Accrued expenses | 2,085 | 2,665 | 23,954 |
| Accrued income taxes | 16 | 42 | 379 |
| Accrued consumption taxes | 403 | 168 | 1,506 |
| Deposits received | 108 | 18,189 | 163,494 |
| Accrued bonuses to employees | 3,980 | 3,110 | 27,955 |
| Allowance for relocation loss | – | 165 | 1,485 |
| Allowance for losses on liquidation of investments in subsidiaries | – | 412 | 3,702 |
| Other current liabilities | 2,467 | 2,128 | 19,139 |
| Total current liabilities | 85,349 | 56,908 | 511,536 |
| Long-term liabilities: | | | |
| Corporate bonds payable | – | 40,000 | 359,550 |
| Convertible bonds payable | – | 23,000 | 206,742 |
| Long-term bank loans payable | 19,828 | 13,500 | 121,348 |
| Accrued employees' retirement benefits | 2,917 | 3,913 | 35,173 |
| Accrued directors' retirement benefits | – | 134 | 1,208 |
| Other long-term liabilities | 693 | 744 | 6,687 |
| Total long-term liabilities | 23,438 | 81,291 | 730,708 |
| Shareholders' equity: | | | |
| Common stock- | 69,034 | 69,051 | 620,684 |
| Authorized: 298,000,000 shares at 30th September, 2002 and 2003, respectively | | | |
| Issued: 74,703,064 and 76,489,811 shares at 30th September, 2002 and 2003, respectively | | | |
| Capital surplus | 78,800 | 33,575 | 301,796 |
| Retained earnings | 5,467 | 2,489 | 22,375 |
| Unrealized gains (losses) on securities | (7) | 225 | 2,023 |
| Treasury stock, at cost | (9) | (620) | (5,579) |
| Total shareholders' equity | 153,285 | 104,720 | 941,299 |
| Total liabilities and shareholders' equity | ¥262,072 | ¥242,919 | $2,183,543 |

# Non-Consolidated Statements of Operations (Unaudited)

CSK CORPORATION
For the six months ended 30th September, 2002 and 2003

| | millions of yen | | thousands of U.S. dollars (Note 1(1)) |
|---|---|---|---|
| | 2002 | 2003 | 2003 |
| Sales and operating revenue: | | | |
| Computer services | ¥45,423 | ¥44,849 | $403,132 |
| Computer and other product sales | 12,255 | 17,212 | 154,716 |
| Rental | 705 | 786 | 7,068 |
| | 58,383 | 62,847 | 564,916 |
| Operating costs | 46,625 | 51,750 | 465,170 |
| Selling, general and administrative expenses | 7,336 | 7,374 | 66,280 |
| | 53,961 | 59,124 | 531,450 |
| Operating income | 4,422 | 3,723 | 33,466 |
| Other income (expenses): | | | |
| Interest and dividends income | 543 | 1,001 | 9,001 |
| Interest expenses | (470) | (424) | (3,813) |
| Gain on sales of investments in securities | 5,543 | 3,502 | 31,481 |
| Loss on write-down of investments in subsidiaries | (3,187) | - | - |
| Loss on write-down of investments in securities | (1,734) | (12) | (108) |
| Provision for allowance for losses on liquidation of investments in subsidiaries | – | (412) | (3,702) |
| Provision for accrued directors' retirement benefits | – | (134) | (1,207) |
| Others, net | (1,213) | (2,745) | (24,677) |
| Income before income taxes | 3,904 | 4,499 | 40,441 |
| Income taxes: | | | |
| Current | 16 | 43 | 389 |
| Deferred | 1,277 | 1,967 | 17,677 |
| Net income | ¥ 2,611 | ¥ 2,489 | $ 22,375 |

| | yen | | U.S. dollars (Note 1(1)) |
|---|---|---|---|
| Per share information: | | | |
| Basic earnings per share | ¥34.95 | ¥32.97 | $0.30 |
| Cash dividends | ¥ – | ¥ 6.00 | $0.05 |

# Directors, Auditors and Executive Officers

As of 1st October, 2003

## Directors



Chairman &
Chief Executive Officer (CEO)
**Masahiro Aozono ***



Director
(Group Technology Director)
**Teiichi Aruga**



Director
(Group Business Director)
**Makoto Sakagawa**



Director
(Group Administration Director)
**Yoshito Fukuyama**



Director &
Chief Financial Officer (CFO)
**Takahiro Suzuki**



Director
**Yujiro Sato ****



Director
**Yoshiro Hayashi ****

* Representative Director
** Outside Directors

## Auditors

| | | | |
|---|---|---|---|
| Statutory Auditor | Masatoshi Toriihara<br>Masayuki Ishihara *** | Auditor | Yoshiyuki Minegishi ***<br>Hidetoshi Masunaga *** |

*** Outside Auditors

## Executive Officers

| | | | |
|---|---|---|---|
| President & Chief Operating Officer (COO) | Yoshinobu Hayashi | Managing Executive Officer | Masahiko Suzuki<br>Takahiro Suzuki |
| Senior Managing Executive Officer | Keiji Azuma<br>Hiromichi Tabata<br>Shozo Hirose<br>Katsushi Toki<br>Nariaki Hino | Executive Officer | Sadayuki Nomura<br>Masahiko Nomiyama<br>Takeshi Nakanishi<br>Hisatoshi Kawamoto<br>Tooru Tanihara<br>Shigeru Ando<br>Takashi Mizuno |

## Corporate Information

As of 30th September, 2003

| | |
|---|---|
| **Company Name** | CSK CORPORATION |
| **Established** | 7th October, 1968 |
| **Stock Listing** | First Section of Tokyo Stock Exchange (Listed on 1st March, 1985)<br>Nasdaq NM (Listed on 29th August, 1983) |
| **Paid-In Capital** | ¥69,051 million |
| **Total Number of Employees** | 4,819 |
| **URL** | http://www.csk.co.jp/ |
| **Transfer Agent and Registrar** | The Sumitomo Trust & Banking Co., Ltd.<br>Head Office: 4-5-33, Kitahama, Chuo-ku, Osaka 540-8639, Japan<br><br>Tokyo Stock Transfer Agency Department: 1-4-4, Marunouchi, Chiyoda-ku, Tokyo 100-8233, Japan<br><br>Mailing Address: 1-10, Nikko-cho, Fuchu-shi, Tokyo 183-8701, Japan<br>Stockholder Registration Contract Number: +81-42-351-2211<br>+81-6-6833-4700<br><br>URL: http://www.sumitomotrust.co.jp/STA/retail/service/daiko/index.html |
| **Depositary for ADRs** | The Bank of New York<br>101 Barclay Street, New York, NY 10286, U.S.A.<br>Phone: +1-212-815-2218<br>U.S. toll free: +1-888-269-2377 |

### Mission Statement

| | |
|---|---|
| **Mission Statement** | Provision of service is our ultimate corporate mission |
| **Management Philosophy** | •To be sensitive to changes and respond flexibly to them<br>•To fulfill our social mission<br>•To connect our corporate objectives with those of individual employees |
| **Service Ethos** | •To provide customers with technologies that will always satisfy them<br>•To offer advanced and specialized technologies<br>•To work accurately, speedily and efficiently<br>•To always keep customers' benefits in mind and provide them with appropriate advice |

CSK

http://www.csk.co.jp/

For more information on CSK, please contact
**CSK Public Relations Office IR Section**
Phone: +81-3-6438-3051
E-mail: IR_sp@cii.csk.co.jp